UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

LIFEWAY FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531914109

(CUSIP Number)

Ludmila Smolyansky
c/o Lifeway Foods, Inc.
6431 West Oakton Street

Morton Grove, IL 60053

(847) 967-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Ludmila Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,077,130

	8.	Shared voting power 0

	9.	Sole dispositive power 2,077,130

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 2,077,130

12.	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) [_]

13.	Percent of class represented by amount in Row (11) 13.4%

14.	Type of reporting person (see instructions) IN

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Edward Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,270,772

	8.	Shared voting power 500,000

	9.	Sole dispositive power 2,270,772

	10.	Shared dispositive power 500,000

11.	Aggregate amount beneficially owned by each reporting person 2,770,772

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [_]

13.	Percent of class represented by amount in Row (11) 17.9%

14.	Type of reporting person (see instructions) IN

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons The Edward Smolyansky Trust 2/2/16

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 833,333

	8.	Shared voting power 0

	9.	Sole dispositive power 833,333

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 833,333

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [_]

13.	Percent of class represented by amount in Row (11) 5.4%

14.	Type of reporting person (see instructions) OO

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AMENDMENT NO. 15 to SCHEDULE 13D

This Amendment No. 15 further amends and supplements the Schedule 13D filed by Ludmila Smolyansky and Edward Smolyansky (together with The Edward Smolyansky Trust 2/2/16, the “Filing Persons”). This Amendment No. 15 is being filed by the Filing Persons for the purpose of providing the additional information set forth below.

ITEM 2.	Identity and Background

Item 2 is hereby amended and supplemented by the addition of the following:

This Schedule 13D is also being filed on behalf of the Edward Smolyansky Trust 2/2/16 (the “Trust”), which as a business address at 1219 N Wells St., Chicago, IL 60610.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the addition of the following:

The Trust holds an aggregate of 833,333 shares of common stock, no par value per share (“Common Stock”), of Lifeway Foods, Inc. (the “Company”), which were received as gifts from Ludmila Smolyansky. The Trust did not use any funds or other consideration to acquire such shares.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On February 10, 2023, Ludmila Smolyansky and Edward Smolyansky provided a notice to the Company regarding potential breaches of the Settlement Agreement, dated as of July 27, 2022, as amended, among the Company, Ludmila Smolyansky and Edward Smolyansky (the “Settlement Agreement”). Under the Settlement Agreement, Ludmila Smolyansky’s and Edward Smolyansky’s “standstill” obligations under Section 6 of the Settlement Agreement terminate in the event of a material breach by the Company that is not cured within ten days by the Company. On February 22, 2023, the Company provided a written response, claiming that it had not materially breached the Settlement Agreement, and noting that a committee of the Company’s board of directors had approved the engagement of a nationally recognized financial advisor, and that certain terms of the engagement were being negotiated and remained subject to approval by the committee.

The Reporting Persons intend to review their investment in the Company on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board of Directors, price levels of the Company’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Company as they deem appropriate. These actions may include: (i) nominating one or more director candidates for election at the Company’s 2023 annual meeting of shareholders, (ii) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company (collectively, “Securities”) in the open market or otherwise; (iii) disposing of any or all of their Securities in the open market or otherwise in each case in accordance with their obligations under the Stockholders’ Agreement, dated October 1, 1999, as amended, and other applicable limitations; (iv) engaging in any hedging or similar transactions with respect to the Securities; or (v) engaging in communications with, without limitation, one or more stockholders of the Company, management of the Company and/or one or more members of the Board of Directors and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board of Directors and such other matters as the Reporting Persons may deem relevant to their investment in the Company.

The foregoing summary of certain applicable terms of the Settlement Agreement is qualified in its entirety by the Settlement Agreement, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2022, and as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 9, 2022, and which are incorporated herein by reference.

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ITEM 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the addition of the following:

(a)	As of February 22, 2023, Ludmila Smolyansky may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 2,077,130 shares of Common Stock, representing approximately 13.4% of the outstanding shares of Common Stock, Edward Smolyansky may be deemed to be the beneficial owner of 2,770,772 shares of Common Stock, representing approximately 17.9% of the outstanding shares of Common Stock, the Trust may be deemed to be the beneficial owner of 833,333 shares of Common Stock, representing approximately 5.4% of the outstanding shares of Common Stock, and the Filing Persons together may be deemed to be the beneficial owners of an aggregate of 4,847,902 shares of Common Stock, representing approximately 31.3% of outstanding shares of Common Stock. The foregoing percentage calculations were based on 15,473,269 shares outstanding as of November 9, 2022, as reported by the Company on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, as filed with the SEC, as adjusted to give effect to the cancellation of the Shares repurchased by the Company from Ludmila Smolyansky, as previously disclosed.

(b)	Ludmila Smolyansky has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 2,077,130 shares of Common Stock. Edward Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 2,270,772 shares of Common Stock, which includes the 833,333 shares beneficially owned by the Trust, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock, which are held by Smolyansky Family Holdings LLC. Edward Smolyansky disclaims beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein. The Trust has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 833,333 shares of Common Stock.

(c)	Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Filing Persons during the past sixty days:

Date	Reporting Person	Amount Acquired (Disposed)	Price Per Share	Type of Transaction
December 30, 2022	Ludmila Smolyansky	(333,333)	—	Disposition by gift
December 30, 2022	Trust	333,333	—	Acquisition by gift
January 13, 2023	Edward Smolyansky	(5,000)	$6.00	Open market sale

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the information set forth in the second paragraph of Item 4 of this Amendment No. 15.

ITEM 7.	Material to be Filed as Exhibits

99.1       Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2023	/s/ Ludmila Smolyansky Ludmila Smolyansky

Date: February 23, 2023	/s/ Edward Smolyansky Edward Smolyansky

THE EDWARD SMOLYANSKY TRUST 2/2/16

Date: February 23, 2023	By: /s/ Edward Smolyansky Name: Edward Smolyansky
Title: Trustee

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